

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Christopher Caldwell
Chief Executive Officer
Concentrix Corp
44111 Nobel Drive
Fremont, CA 94538

Re: Concentrix Corp
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted on June 12, 2020
CIK No. 0001803599

Dear Mr. Caldwell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Our Market Opportunity, page 2

1. We note your response to prior comment 2 and re-issue in part. Please revise your disclosure to address the one-time and recurring costs of developing, maintaining, and integrating the new technologies that you employ to improve client outcomes In this regard, we note the continual need to stay current as these new technologies evolve.

Will I be paid any dividends, page 15

2. In your response to prior comment 6, you state that SYNNEX and Concentrix have suspended their quarterly dividend due to the "unpredictable current environment." Please revise your disclosure in the registration statement to more fully explain the factors that

led to the suspension of the dividend and whether you anticipate that the suspended dividend will be paid in the future.

Reasons for the Spinoff, page 35

3.   We note your response to prior comment 9 and re-issue in part. Please revise to address the areas in which SYNNEX and Concentrix may have benefitted from synergies in the past, as alluded to on page 28. In this regard, we note that the technologies which undergird the Concentrix product offerings might be expected to overlap with those used in your information technology business. To the extent that shared costs and resources related to technology development or implementation may be lost due to the spinoff, please revise to discuss.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Years Ended November 30, 2019, 2018 and 2017, page 61

4.   We reviewed your response and revisions made in response to comment 14. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Typically, the presentation of complete pro forma financial information (reflecting the adjustments) in Management's Discussion and Analysis of Financial Condition and Results of Operations will be necessary in order to facilitate an understanding of the basis of the information being discussed. However, there may be situations where the pro forma adjustments are limited in number and easily understood so that narrative disclosure of the adjustments alone will be sufficient.

Performance-Based, Long-Term Equity Incentives, page 93

5.   Your revised disclosure indicates that equity grants are not made by reference to strict formulas or specific fixed targets, but rather objective data synthesized to competitive ranges. It seems as though objective data synthesized to competitive ranges would be equatable to target ranges and, if so, please revise to disclose such targets, if you haven't already. If our understanding is inaccurate, please advise.

Unaudited Combined Financial Statements of Concentrix
Notes to Combined Financial Statements, page F-50

6.   Any unaudited interim financial statements furnished shall reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please revise to include a statement to that effect. Refer to Rule 10-01(b)(8) of Regulation S-X.

 You may contact Adam Phippen at (202) 551-3336 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Allison Leopold Tilley, Esq.